Mail Stop 4561



							December 8, 2008


By U.S. Mail and Facsimile (312)984-3150

Mr. Douglas M. Hultquist
President and Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street, Suite 204
Moline, Illinois 61265


Re: 	QCR Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
      File No. 000-22208
      Filed November 26, 2008


Dear Mr. Hultquist:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Why does the Board ..., page 1

1. Disclose when you applied to participate in the Treasury
Department`s Capital Purchase Program and describe the status of your application.


How much capital will QCR Holdings raise...,page 2

2. Revise this section to disclose the minimum amount you will receive if your application is accepted by the Department of Treasury.


Will the issuance of senior preferred stock to Treasury adversely affect the rights of holders of common stock?, page 3

3. Discuss how your issuance of warrants may:
* impact the rights of your existing common shareholders; and
* dilute the interests of your existing common shareholders.


Will QCR Holdings` participation in the TARP Capital Purchase
Program
impose any other restrictions on its activities?, page 3

4. Expand this section to discuss how your participation in the Capital Purchase Program may:
* require you to expand your board of directors to accommodate
Treasury Department appointments to it; and
* require you to register for resale securities you have issued to the Treasury Department; and


Pro Forma Effects, page 9

5. Revise your discussion to address all of the impacts of the transaction. For example, increase in fed funds sold, increase in interest income and net interest income, increase in income taxes, affect on the line items in stock holder`s equity, and impact on basic EPS. Please disclose the proforma calculations underlying the numbers disclosed. Alternatively, provide pro forma information in tabular form.

6. Revise this section to more clearly disclose the following information:
* disclose the methodology and assumptions used to determine the relative fair values of the preferred shares and the common stock warrants;
* disclose the accretion period of the preferred share discount, and how you determined the amount of the adjustment related to this accretion;
* disclose the effective yield of the preferred shares as a result of the accretion of the discount;
* revise the income statement information to separately disclose the dividends on the preferred stock and the accretion of the discount;
and
* revise the Stockholder`s Equity section of the balance sheet to separately present amounts related to the preferred stock and the common stock warrants.

7. Clarify that the proformas assume investment in fed funds for all periods presented.

8. Clarify the discussion of depositing the money into a non-interest bearing deposit account at the bank and then having the bank invest the money in fed funds. Discuss the impact on a consolidated basis.


Incorporation of Financial Information, page 17

9. Please confirm to us supplementally that:
*  you are eligible to incorporate by reference under Item
13(b)(1);
or
* if you intend to incorporate by reference pursuant to Item 13(b)(2), provide the disclosure required by Item 13(c)(2), including a statement that the information incorporated by reference is being delivered to security holders with the proxy statement.)


      * * * * * * * * * * * * *

      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3418 if you have questions regarding these comments.




						Sincerely,



						William C. Friar
						Senior Financial Analyst


Cc	Joseph Celthaml, Esquire
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street, Suite 3900
      Chicago, Illinois 60606




Mr. Douglas M. Hultquist
QCR Holdings, Inc.
December 8, 2008
Page 1